United States
                     Securities and Exchange Commission
                            Washington, D.C.  20549

                               FORM 12b-25

                  Notification of Late Filing        SEC File Number
                                                            (0-27979)
( )Form 10-K( )Form 20-F( )Form 11-K(X) Form 10-Q( )Form N-SAR
                                                            Cusip
                                                            Number
                                                            022691208
For Period Ended: 03/31/00
( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR
For the Transition Period Ended:_________________________________________

(Nothing in this form shall construed to imply that the Commission has verified any information contained herein.)
If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________

Part I-Registrant Information
Amalgamated Explorations, Inc.
(Full Name of Registrant)

(Former Name if Applicable)
1645 Court Place Suite 201
(Address of Principal Executive Office)
Denver, CO  80202
(City, State and Zip Code)

Part II-Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should e completed.(Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(X)        (b) The subject annual report, semi-annual report,
               transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifty calendar day following the prescribed due date; and
           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K,20-F,11-K,10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of time demands caused by recent increased activities, the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000 could not be filed without unreasonable effort or expense.

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification

Christian F. Murer                      (303)           629-5115
(Name)                                (Area Code)     (Telephone
                                                          Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorted period that the registrant was required to file such report(s) been filed? If answer is
no, identify report(s)  (X)Yes     ( )No

(3) Is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                        ( )Yes     (X)No
If so, attach an expiation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Amalgamated Explorations, Inc.
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2000               By/s/ Christian F. Murer